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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 25	OMB Number: 3235-0080 Expires: March 31, 2018 Estimated average burden hours per response . . . . . . 1.00

NOTIFICATION OF REMOVAL FROM LISTING AND/OR

REGISTRATION UNDER SECTION 12(b) OF THE

SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-37913

Issuer: Digiliti Money Group, Inc.

Exchange: NASDAQ Stock Market LLC

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

18671 Lake Drive East, dellFive business Park G, Minneapolis, MN 55317; (952) 698-6980

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Common Stock, par value $0.0001 per share

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

[  ] 17 CFR 240.12d2-2(a)(1)

[  ] 17 CFR 240.12d2-2(a)(2)

[  ] 17 CFR 240.12d2-2(a)(3)

[  ] 17 CFR 240.12d2-2(a)(4)

[  ] Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listingand/or withdraw registration on the Exchange.1

[X] Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Digiliti Money Group, Inc. is filing this Form 25 based on the good faith determination by its Board of Directors that it would not be able to: (i) timely comply with its periodic reporting requirements under the Securities and Exchange Act (Listing Rule 5250(c)), (ii) maintain the requisite stockholders’ equity (Listing Rule 5550(b)(1), and (iii) maintain the corporate governance requirements that would require independent directors.

Pursuant to the requirements of the Securities Exchange Act of 1934, Digiliti Money Group, Inc. (Name of Issuer or Exchange) certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

October 5, 2017	By	/s/ Bryan D. Meier	Interim CEO, EVP and CFO
Date		Name	Title

1 Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.

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